Exhibit 99.2

FOR IMMEDIATE RELEASE	February 25, 2013

Micromem Technologies Inc. Provides Update

Toronto, New York, February 25, 2013: Micromem Technologies Inc. (the “Company”) (CNSX: MRM, OTCBB: MMTIF) through its wholly owned subsidiary, Micromem Applied Sensor Technologies Inc. (MAST), is pleased to provide an update on current and new initiatives.

GSI Westwind
An update on GSI will be the subject of a separate press release.

International Oil Company
A 12 week delay in demonstrating and delivering the beta unit, caused by unavailability of client-supplied nanoparticles has now been remedied. A decision was made to fabricate our own nanoparticles with customized carbon functionalized coatings. This has resulted in additional intellectual property emerging from this client contract.

The week of February 11, 2013, we successfully obtained consistent photography of the fluorescent nanoparticles that are collecting on our custom designed magnetic in-line target. Concentration of particles in solution is less than 1 ppb. The week of February 18, we successfully adapted the optics platform to our magnetic sensor platform. Manufacturing of the beta unit and final testing before shipping to the client will be completed by mid-March. We have formally invited our client to witness the final pre ship testing. This development contract is now anticipated to be completed and all revenue remaining on the contract to be collected by May.

American Automobile Manufacturer
Client dynamic testing is expected to be finished by the end of this week. MAST has been advised that the performance of our sensor platform has exceeded client expectations and written client approval of the Proof of Concept (POC) is expected in early March. The proposal describing commercialization and routine manufacturing timetables is to be delivered to the client by the end of February.

US Department of Defense (DOD) and Terrorist Support Working Group (TSWG)
MAST was selected for short-listing on our proposal for forward-looking surface penetrating sensor fusion of combined sensor/radar for disturbed ground. The project approval has been held up pending DOD approval and will be reviewed after the upcoming sequestration talks have been completed.

Monitoring of Large Scale Power Line Deflection
MAST is currently awaiting approval by the client of the supplied roll out pricing. Terms of the agreement are still being negotiated. Provisional patents are in place. Expanded marketing of our POC has resulted in contract discussions with an additional client. MAST will be able to release the commercialization schedule to both clients by the end of March.

Sensor Technology and Methods of Measuring Cement Integrity
MAST is waiting for contract execution. Terms and conditions of the project contract have been agreed to.

Early Breast Cancer Awareness Device
MAST unveiled our early breast cancer detection technology platform, using Artificial Neural Network aided interpretation of Thermograms of Women’s Breast, at NASA’s FutureMed Conference in February. As a result of the MAST presentation, discussions have begun with both General Electric (GE) and Kaiser Permanente. Discussions with GE are focused on collaborative business opportunities in Brazil, India and China. Kaiser Permanente discussions are centered on our proposed franchising model in North America.

A copy of the presentation made at the conference is available for review on our website.

MAST is currently negotiating with our European partner on establishing franchises in Eastern Europe to deploy our early breast cancer detection in several countries. The entire project will be subject of a separate press release.

Global Oil/Natural gas and Geothermal Company
MAST has started discussions under Non-Disclosure Agreement (NDA) with a 3rd oil company regarding their use of our magnetic tracer technology and detection platform and how we may help them with their secondary resource recovery. A development agreement is currently under negotiation.

Ultra Small Electronic-Scanning Ultrasonic Transducer for High Resolution Imaging
Client has postponed contract discussions until Q313 due to their internal resource allocation issues, MAST remains under NDA with the client. Detailed project plans and design documents have been issued to client. We anticipate our next follow up in June 2013.

Volume Production of MAST Hall Sensors
MAST has confirmed unit pricing and our ability to manufacture and deliver a required initial order of our standard Hall sensor valued $2M USD. Contract proposal is still under review by the client. Should current terms be accepted MAST is anticipating to begin delivery in July. Our highly sensitive Hall sensor was chosen based upon the client’s validation of its linearity at 2.5 Tesla.

Miniature Current Sensing Device
Negotiations have been slower than anticipated due to the necessity to translate and deliver all documents in Japanese. MAST has submitted for approval our proposed design.

Wireless Power Transfer Device
Technical documents have been submitted under NDA to the client to aid in their final decision. MAST has received a revised RFQ that has gone to all short listed companies. The proposal is due by the end of May of this year.

Ability to Weigh Extremely Small Quantities in a Production Environment
MAST has been selected to demonstrate our ability to weigh a 750 ng item in a vacuum environment with a cycle time approaching 1 second. The client will be evaluating two different technologies head to head and the winning company will be contracted to integrate the winning technology into their new production line by the end of 2013.

Remote Monitoring of Elderly Home Care Patients
MAST has progressed to the next round of evaluation. There are now 5 remaining companies from the last round total of 12. We have been asked to submit costs and a timeline to produce a POC for a specific transdermal circuit capable of monitoring vital signs. The proposal is due by June 1 of this year.

Measuring Wall Thickness in Underground Pipes
MAST has been selected to begin discussions under NDA with a client for our innovative way of assessing anomalies in pipe thickness in underground pipes.

Aerial Magnetic Exploration Platform
Negotiations continue with a third party who plans to market and distribute this product. It is anticipated that this contract will be consummated by the end of Q213.

Stable Hydrocarbon Sensor for use in Automotive Exhaust
After discussion with the client under NDA, the client has selected an alternative approach. The reason for rejection of the MAST proposal was that our submitted cost proposal did not fit their budget. The work as proposed was based upon quantum entanglement technology, an approach with substantial risk that MAST was not at this time prepared to underwrite.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
                CNSX - Symbol: MRM

Shares issued: 143,647,322
SEC File No: 0-26005

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